UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2006
Commission File Number 000-50556
Viatel Holding (Bermuda) Limited
(Translation of registrant’s name into English)
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

On May 17, 2006, the Chief Executive Officer of Viatel Holding (Bermuda) Limited (the “Company”), under the terms of a resolution passed by the Board of the Company on April 21, 2006, convened a Special General Meeting (“SGM”) of the Company at the offices of Appleby Spurling Hunter, Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda, on Wednesday, June 7, 2006 at 11.00am (Bermuda local time) to approve the transfer of (i) one-half of certain of the Company’s European long haul network assets; (ii) all of the Company’s long haul network assets in Germany forming the network stretch known as ‘PEN 3’; and (iii) certain revenues linked to specified existing wholesale customer contracts to Global Voice Group Limited.
On or before May 19, 2006, the shareholders of the Company were sent a form of proxy and a circular incorporating, amongst other things, a letter from the Chairman of the Company and a notice of the SGM.
Attached and incorporated by reference in this Form 6-K are the following exhibits:

Exhibit No.	Description

99.1	Form of Proxy

99.2	Circular to the shareholders of the Company dated May 17, 2006.

99.3	Master Network Lease and Sale Agreement

99.4	Network Operational Agreement

Signatures
EXHIBIT INDEX
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

By:	/s/ Laura King
	Name:	Laura King
	Title:	Legal Director

Date: May 24, 2006

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Proxy

99.2	Circular to the shareholders of the Company dated May 17, 2006.

99.3	Master Network Lease and Sale Agreement

99.4	Network Operational Agreement